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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             WALL DATA INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                             WALL DATA INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   932045107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                KEVIN B. VITALE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             WALL DATA INCORPORATED
                              11332 N.E. 122ND WAY
                          KIRKLAND, WASHINGTON, 98034
                                 (425) 814-9255

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:
                                   ANDREW BOR
                                PERKINS COIE LLP
                         1201 THIRD AVENUE, SUITE 4800
                           SEATTLE, WASHINGTON 98101
                                 (206) 583-8500

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Wall Data Incorporated, a Washington corporation (the "Company"). The address of the principal executive offices of the Company is 11332 N.E. 122nd Way, Kirkland, Washington 98034. The class of equity securities to which this Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates is common stock, no par value (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1 dated October 27, 1999 (the "Schedule 14D-1"), of NetManage, Inc., a Delaware corporation ("Parent"), and its wholly-owned subsidiary, NetManage Acquisition Corporation, a Washington corporation ("NetManage" or "Purchaser"), to purchase all of the outstanding shares of Common Stock of the Company (the "Shares") at a price of $9.00 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer Documents"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of October 20, 1999 (the "Merger Agreement") by and among the Company, Parent and Purchaser, pursuant to which, at the effective time of the merger (the "Effective Time") Purchaser will be merged with and into the Company (the "Merger"). A copy of the Merger Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

     According to the Schedule 14D-1, the address of the principal executive offices of Parent and Purchaser is 10725 N. DeAnza Blvd., Cupertino, California 95014.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described in this Statement, or in Annex B hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates, the Company, its executive officers, directors or affiliates, or Parent, the Purchaser or their respective executive officers, directors or affiliates.

     In January 1999, the Company entered into an Employment and Change of Control Agreement with Kerry D. Palmer, the Company's Controller. The agreement provides that Mr. Palmer will be employed by the Company for a term of two years, with an automatic renewal for successive one-year terms unless cancelled upon twelve months' notice. Termination without cause entitles the Mr. Palmer to receive (1) one times his base salary, (2) a percentage of base salary equal to the Executive Incentive Plan (as defined in the agreement) percentage for the prior fiscal year and (3) COBRA (as defined in the agreement) premiums for eighteen months. In the event of termination due to change of control, Mr. Palmer will receive the benefits above, except that the salary multiple for Mr. Palmer is one and one-half. A copy of Mr. Palmer's Employment and Change of Control Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference. Certain other contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in Annex B hereto.

     The Company has granted to certain directors and executive officers of the Company options to acquire Common Stock, pursuant to the Company's Restated 1993 Stock Option Plan, (the "1993 Plan") and the Restated 1993 Stock Option Plan for Non-Employee Directors (the "Non-Employee Director Plan") (together with the 1993 Plan, the "Plans"), filed herewith as Exhibits 5 and 6 respectively, and incorporated in this Statement by reference. The Non-Employee Director Plan provides, generally, that upon a merger, consolidation or acquisition of property or stock as a result of which shareholders of the Company receive cash, stock or other property in exchange for their shares of the Company's Common Stock, the vesting of each option outstanding under the Non-Employee Director Plan will accelerate and will become immediately exercisable in full under the terms of such plan immediately prior to the Effective Time. The 1993 Plan provides, generally, that upon a merger, consolidation or acquisition of property or stock, as a result of which shareholders of the Company receive cash, stock, or other property in exchange for their shares of Common Stock, any option granted under the 1993 Plan, unless assumed, will terminate, but the optionee has the right to exercise all of his or her options, whether or not vested, prior to the consummation of such merger. Under the terms of the Merger Agreement, neither Parent nor Purchaser will assume or continue any outstanding stock options under the Plans, or substitute any additional options for such outstanding options. Consequently, immediately prior to the Effective Time, such options will vest and become exercisable in full.

     Each executive officer and director of the Company will be entitled to the same benefits and will be subject to the same restrictions as all other optionees holding options pursuant to the Plans. However, at the request of Parent and Purchaser, Kevin B. Vitale, President and Chief Executive Officer of the Company, Richard P. Fox, Vice President and Chief Financial Officer of the Company, Craig E. Shank, the Vice President and General Counsel of the Company, and Kerry D. Palmer, the Company's Controller have entered into agreements with the Company and Parent which supercede their existing change of control agreements and employment agreements (the "New Agreements"). The New Agreements in each case provide that the officer agrees to the termination of all options that would otherwise accelerate upon consummation of the Merger and agrees not to claim a constructive termination that he is entitled to under his existing agreement, and instead, to continue his employment with the Company following the Effective Time. In exchange, Parent has agreed to pay each officer the severance amount he is otherwise entitled to under his existing agreement, in twelve substantially equal semi-monthly installments plus an amount equal to (x) $9.00 minus (y) the exercise price multiplied by (z) the number of shares subject to accelerated option vesting. The payments terminate if the officer resigns other than for a valid reason or is terminated for cause. The New Agreements also provide that the officer's base pay will not be reduced and that he will be eligible to participate in the Parent's bonus plan and employee stock option plan at levels comparable to those of senior officers of other divisions of the Parent.

     The foregoing summary of the New Agreements is qualified in its entirety by reference to the complete text of the New Agreements, copies of which are filed as Exhibits 7 through 10 hereto and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of The Board of Directors

     The Board of Directors of the Company (the "Board") has unanimously approved the Merger Agreement and the Offer, and has determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interest of the Company's shareholders (the "Shareholders"), and unanimously recommends that the Shareholders accept the Offer.

     A press release announcing the execution of the Merger Agreement is filed herewith as Exhibit 11 and is incorporated herein by reference.

     (b) Background; Reasons For The Board's Recommendation

     In 1996, James Simpson, a former CEO and Chairman of the Board of the Company, John Wall, the Company's former Chief Executive Officer and Kevin Vitale, the Company's then Chief Operating Officer, met with Zvi Alon, President and Chief Executive Officer of NetManage and the Chief Financial Officer and Vice President of Human Resources of NetManage, and held preliminary discussions about a possible business combination of NetManage and the Company. No further discussions were held at that time.

     In the late summer of 1998, Mr. Alon contacted Mr. Wall by telephone to find out whether the Company was interested in pursuing discussions regarding a possible business combination. No further discussions were held in response to the call.

     In December 1998, the Board determined that the Company's RUMBA and Cyberprise businesses required different sales processes, different customer contacts and distinct market positioning. The Company also faced challenges in allocating resources and prioritizing activities between its RUMBA and Cyberprise businesses. As a result, the Board concluded that it should evaluate strategic alternatives to enhance shareholder value. At that time, the Company engaged Bear Stearns & Co. Inc. ("Bear Stearns") to identify and evaluate potential strategic alternatives for the Company and its two businesses, including: (i) a possible spin-off of the Cyberprise business
(ii) a sale of the RUMBA business, (iii) or a sale of the Company. Beginning in March of 1999 and continuing through May of 1999 Bear Stearns contacted 24 entities regarding their interest in a transaction involving the Company. The Company received indications of interest from five of these parties, including NetManage.

     On March 12, 1999, Mr. Wall contacted Mr. Alon by telephone. Mr. Alon and Mr. Wall engaged in discussions about the Company's RUMBA business. Both parties expressed an interest in having NetManage be among the potential partners the Company was evaluating in its analysis with Bear Stearns.

     On April 29, 1999, NetManage entered into a nondisclosure agreement with the Company.

     In May and June 1999, Mr. Wall and Mr. Alon spoke by telephone regarding NetManage's interest in acquiring the RUMBA business.

     On July 1, 1999, members of NetManage's senior management team, including Mr. Alon, Gary Anderson, Pat Linehan, Peter Havart-Simkin and Judy Somerville, met with John Wall, Kevin Vitale, Rick Fox and Craig Shank of the Company in Bellevue, Washington to discuss the Company's business and possible partnering between the Company and NetManage.

     On July 14, 1999, Mr. Vitale and Mr. Fox met with Mr. Alon and Mr. Anderson to discuss potential organizational structures and potential cost synergies in a merger of NetManage and the Company.

     On July 16, 1999, NetManage presented the Company with a written acquisition proposal in which NetManage would acquire all of the Company's outstanding capital stock in exchange for NetManage stock. Mr. Vitale and Mr. Alon spoke by telephone several times to review the terms and valuation described in the letter.

     On July 19, 1999, NetManage submitted a revised proposal, and Mr. Vitale and Mr. Alon continued to communicate by telephone to review the terms and potential cost synergies.

     From July 28, 1999 through August 4, 1999, members of the Company's senior management team traveled to Cupertino, California to meet with NetManage senior management, conduct mutual due diligence, review potential cost synergies and negotiate merger agreement issues.

     On August 4, 1999, after failing to reach agreement on valuation, NetManage and the Company agreed to discontinue discussions about an acquisition of the Company until the parties had an opportunity to review valuation with their respective financial advisors.

     During the week of August 9, 1999, Mr. Alon and Mr. Vitale communicated by telephone to determine whether there was continued interest in a potential transaction.

     In August 1999, NetManage delivered a new proposal for a potential acquisition of the Company. Mr. Vitale and Mr. Alon held several discussions by telephone to review the proposal.

     On August 26, 1999, the Board met to discuss offers the Company had received. The Board determined that based on the value of the proposals received, the Company should continue to operate independently, and that the Company should terminate the analysis of strategic alternatives with Bear Stearns unless a potential partner offered a substantially higher value for the Company.

     On August 27, 1999, Mr. Vitale telephoned Mr. Alon to notify Mr. Alon that the Company had terminated its analysis of strategic alternatives with Bear Stearns and would continue to operate independently. Mr. Vitale also told Mr. Alon that the Board had rejected the most recent offer from NetManage and confirmed to Mr. Alon that based on the proposed valuations, the Company would move forward independently and was no longer interested in NetManage's merger proposal.

     On August 30, 1999, the Company announced publicly that it had terminated the analysis of strategic alternatives with Bear Stearns and would continue to operate independently.

     In early September 1999, Mr. Vitale and Mr. Alon spoke by telephone regarding the parties' differences in valuation. Mr. Vitale confirmed that the Company was not soliciting offers, had terminated the analysis of strategic alternatives the Bear Stearns process and would not take proposals to the Board of Directors unless they represented a substantially different value than those made during August. Mr. Alon had similar conversations directly with Bear Stearns.

     On October 1, 1999, the Company received an unsolicited offer to purchase all of the Company capital stock for cash from a third party, subject to certain conditions. In a subsequent telephone call, this third party indicated that it intended to proceed with a transaction even if it could not reach an agreement with the Company.

     In order to determine how to respond to this unsolicited offer, on October 5, 1999 the Company and Bear Stearns contacted four of the parties that had been contacted over the summer to determine whether they would be interested in a cash offer for the Company's shares. During the course of the next 10 days, the Company received preliminary proposals from three of the four parties, including NetManage.

     On October 11, 1999, the Company received a proposal from NetManage to purchase the Company for a value higher than in the unsolicited offer. Indications of value from the other parties were substantially lower than NetManage.

     On October 14, 1999, the Company received a draft proposal from the same party that submitted the initial unsolicited offer to purchase the Company for a value potentially in excess of NetManage's proposal. Mr. Vitale telephoned NetManage and others to notify them that their offers had been exceeded.

     On October 15, 1999, NetManage delivered an offer to the Company to purchase the Company for $9.00 per share, which was higher than any other offer. The Company notified other participants by telephone and letter that best and final offers needed to be delivered to the Company by noon of that same day. No additional offers were received. In the afternoon of October 15th, the Company and NetManage agreed to enter into exclusive negotiations until October 20, 1999. This agreement was later extended to October 21, 1999.

     On October 16, 1999, Messrs. Vitale, Fox and Shank met with Messrs. Alon, Anderson, Havart-Simkin, Linehan and Moore and Ms. Somerville to conduct a review of the Company's current and prospective business, synergies and due diligence.

     From October 17 through October 20, the Company, NetManage and their respective counsel negotiated and completed the Merger Agreement.

     On October 20, 1999, the Company's Board approved the offer submitted by NetManage and the Merger Agreement, and the parties executed the Merger Agreement. Prior to October 20, 1999, Mr. Vitale discussed the status of communications with NetManage with the Board of Directors at meetings held on July 25, 1999, August 5, 1999, August 26, 1999 and October 5, 1999 and gave periodic updates to individual Directors in the interim.

     On the morning of October 21, 1999, the parties publicly announced the signing of the Agreement.

     In approving the Merger Agreement, the Offer and the Merger and in recommending that shareholders of the Company tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

          (i) the Board's familiarity with, and information provided by the Company's management as to the business, financial condition, results of operations, prospects for employee and management retention and recruiting, current business strategy and future prospects of the Company, and alternatives to organic growth of the Company, as well as the risks involved in achieving the prospects and objectives in light of the current market for the Company's products and services, and the historical and current market price for the Shares;

          (ii) the unsolicited proposal from a third party to purchase the Shares, as well as the impact of such a proposal on employee morale and customer buying patterns, and the resulting impact on the Company's financial condition and results of operations if the third party pursued an unsolicited offer;

          (iii) the terms of the Merger Agreement, including (a) the proposed structure of the Offer cash tender offer, and (b) that financing is not a condition to the Offer and the Acquisition, thereby enabling Shareholders to obtain cash for their Shares quickly;

          (iv) the per share price contemplated by the Merger Agreement at $9.00 represented a significant premium of approximately 58% to the closing price of the Shares the day before the Board's approval of the Merger Agreement and a 58% premium to the closing price of the shares during the five trading days immediately prior to the Board's approval of the Merger Agreement;

          (v) the price contemplated by the Merger Agreement was higher than any cash price proposed by any of the other parties with whom the Company or Bear Stearns had discussions since December of 1998, the commencement of Bear Stearns' analysis.

          (vi) the process engaged in by the Company's management and Bear Stearns, and the range of values indicated by potential transaction partners;

          (vii) the presentation of Bear Stearns at the October 20, 1999 Board meeting and the opinion of Bear Stearns to the effect that, as of such date, and based on the factors set forth therein, the consideration to be paid by the Purchaser to the holders of the Shares in the Offer and the Acquisition was fair to such holders from a financial point of view.

          (viii) the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted an unsolicited bona fide Acquisition Proposal (as defined in the Merger Agreement) that constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined in the Merger Agreement), if the Board determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable law and the Merger Agreement permits the Board to terminate the Merger Agreement in certain circumstances in the exercise of its fiduciary duties;

          (ix) the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay a termination fee of U.S. $5,000,000, and the Board's belief that such fee provisions would not deter a higher offer and are consistent with similar transactions;

          (x) the likelihood that the transaction would be consummated, including the conditions to the Offer, and Parent's financial strength, including its undertaking to provide Purchaser with all necessary funds to purchase the Shares; and

          (xi) a consideration of alternatives to the sale of the Company, including without limitation, continuing to operate the Company as a public company and not engaging in any extraordinary transaction, together with the risks associated with such alternatives. Among the risks identified were the following: risk of failing to achieve the Company's objectives as a result of changes in the marketplace, failure to retain key employees or failing to execute the Company's plans; risk that even if the Company achieved its performance objectives it would not substantially increase shareholder value; and the risk that capital markets decline particularly in the small-capitalization technology stocks.

     The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that Shareholders accept the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Bear Stearns to render financial advisory services to the Company in connection with a review of the Company's strategic alternatives and to act as the exclusive financial advisor with respect to a sale of the Company or any equity offerings by the Company. Pursuant to an engagement letter dated December 18, 1998, as amended on June 3, 1999 the Company agreed to pay Bear Stearns (a) an initial fee of $200,000 and (b) in connection with the sale of the Company, a fee equal to 1.75% of the amount paid for the Company. The Company also agreed to reimburse Bear Stearns for its reasonable out-of-pocket costs and expenses, and to indemnify Bear Stearns against certain liabilities in connection with the engagement.

     Except as disclosed in this Statement, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer of the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, the following individuals engaged in transactions in the Shares: (i) Richard P. Fox, Vice President, Chief Financial Officer and a member of the Board purchased 2,000 shares of Common Stock on September 22, 1999, (ii) Robert J. Frankenberg, Chairman of the Board, purchased 5,000 shares of Common Stock on September 28, 1999, (iii) Bettie A. Steiger, a member of the Board, purchased 3,000 shares of Common Stock on September 30, 1999, and (iv) Kevin B. Vitale, President and Chief Executive Officer and a member of the Board, purchased 3,000 shares of Common Stock on September 22, 1999. The price per share for each of these transactions ranged from a low of $5.31 to a high of $5.62 per share.

     Also, during the past 60 days, options to purchase shares were granted on September 22, 1999 at an option exercise price of $5.50 per share pursuant to the terms and conditions of the Plans to the following persons: (i) Robert J. Frankenberg, 7,500 option shares, (ii) Jeffrey A. Heimbuck, 7,500 options shares, (iii) Henry N. Lewis, 7,500 option shares, (iv) David F. Millet, 7,500 option shares, (v) Steve Sarich, Jr., 7,500 option shares, (vi) Bettie A. Steiger, 7,500 option shares, (vii) Kevin B. Vitale, 160,000 option shares,
(viii) Richard P. Fox, 60,000 option shares, (ix) Craig E. Shank, 60,000 option shares, (x) Roger C. Fairchild, 40,000 option shares, (xi) Kerry D. Palmer, 20,000 option shares.

     (b) To the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares to Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer, unless to do so would subject such person to liability under Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) THE WASHINGTON TAKEOVER ACT. The Washington Takeover Act (Chapter 19 of the Washington Business Corporation Act) provides that if a target corporation has an "acquiring person" as a shareholder, the target corporation may not engage in any of the defined "significant business transactions" for a period of five years following the time of the acquiring person's share acquisition unless the significant business transaction or the purchase of shares by the acquiring person is approved prior to the acquiring person's share acquisition by a majority of the members of the board of directors of the target corporation. An "acquiring person" is a person who beneficially owns 10% or more of the outstanding voting shares of the target corporation. After the Washington Takeover Act's five-year moratorium, a "significant business transaction" may proceed only if (i) it compiles with the "fair price" provisions of the statute requiring that holders of common stock receive value per share at least equal to the higher of two specified formulas, or (ii) such transaction is approved at a shareholders meeting (by the majority of shares entitled to vote excluding those shares held by the acquiring person) held at least five years after the acquiring person purchased its shares. Therefore, unless the board of directors (as it was composed before the acquiring person acquired its shares) approves of either the transaction or the acquisition by the acquiror of its shares, the Washington Takeover Act imposes a five-year moratorium prohibiting the corporation from effecting any of the enumerated significant business transactions even if its current board wants to do so.

     The "significant business transactions" covered by the Washington Takeover Act include:

          (i) a merger, share exchange or consolidation of the target corporation with an acquiring person;

          (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of the target's assets to or with an acquiring person over a threshold aggregate market value;

          (iii) the termination, as a result of the acquiring person's acquisition of at least 10% of the shares of the target corporation, of at least 5% of the target corporation's (or a subsidiary's) employees employed in Washington State over the five-year period following the share acquisition time;

          (iv) the issuance or transfer of shares, options, warrants or rights to acquire its shares to, or the redemption from, an acquiring person by the target corporation, except under limited circumstances;

          (v) the liquidation or dissolution of the target proposed by or pursuant to an agreement with an acquiring person;

          (vi) the reclassification of securities of the target proposed by or pursuant to an agreement with an acquiring person that increases the proportionate share of the outstanding shares of a class or series of voting shares or securities convertible into voting shares of a target corporation that is directly or indirectly owned by an acquiring person, except as the result of immaterial changes due to fractional shares adjustments; or

          (vii) receipt by an acquiring person of the direct or indirect benefit, except proportionately as a shareholder of the target corporation, of loans, advances, guarantees, pledges or other financial assistance or tax credits or other tax advantages.

     The moratorium provisions of the Washington Takeover Act do not apply to the Offer or the Merger because the Board has approved the Offer and the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
  NUMBER                             DESCRIPTION
-----------                          -----------
Exhibit 1.   Offer to Purchase, dated October 27, 1999.+
Exhibit 2.   Letter of Transmittal.+
Exhibit 3.   Agreement and Plan of Merger, dated as of October 20, 1999, by and among the Company, Parent and Purchaser.+
Exhibit 4.   Employment and Change In Control Agreement, dated January
             21, 1999 between the Company and Kerry D. Palmer.*
Exhibit 5.   Restated 1993 Stock Option Plan, as amended.*
Exhibit 6.   Restated 1993 Stock Option Plan for Non-Employee Directors,
             as amended.*
Exhibit 7.   Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Kevin B. Vitale.+
Exhibit 8.   Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Richard P. Fox.+
Exhibit 9.   Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Craig E. Shank.+
Exhibit 10.  Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Kerry D. Palmer.+
Exhibit 11.  Press Release, issued by Parent and the Company on October
             21, 1999.+
Exhibit 12.  Opinion of Bear Stearns, dated October 20, 1999 (attached hereto as Annex A).*

---------------
* Filed herewith.

+ Filed as an exhibit to Parent's and Purchaser's Tender Offer Statement on
  Schedule 14D-1, dated October 27, 1999, and incorporated herein by reference.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 1999

                                          WALL DATA INCORPORATED

                                          By: /s/ KEVIN B. VITALE
                                            ------------------------------------
                                          Name: Kevin B. Vitale
                                          Title: President and Chief Executive
                                          Officer

                                                                         ANNEX A

                           [BEAR STEARNS LETTERHEAD]

    October 20, 1999

     The Board of Directors
     Wall Data Incorporated
     11332 NE 122nd Way
     Kirkland, WA 98034-6931

     Gentlemen:

     We understand that Wall Data Incorporated ("Wall"), NetManage, Inc. ("NetManage") and NetManage Acquisition Corporation propose to enter into an Acquisition Agreement dated October 20, 1999 (the "Agreement") pursuant to which all outstanding shares of common stock of Wall will be exchanged for $9.00 in cash per share (the "Consideration") by means of a tender offer (the "Tender Offer") followed by a subsequent merger with NetManage Acquisition Corporation (the "Merger"). The Agreement also provides for the cashing out of each outstanding option to acquire Wall common stock at a price equal to the Consideration less the applicable exercise price for such option (such series of transactions herein collectively referred to as the "Transaction").

     You have asked us to render our opinion as to whether the Consideration is fair, from a financial point of view, to the shareholders of Wall.

     In the course of performing our review and analyses for rendering this opinion, we have:

     - reviewed the Agreement;

     - reviewed Wall's Annual Report to Shareholders on Form 10-K for the fiscal year ended April 30, 1999 and its Quarterly Report on Form 10-Q for the period ended July 31, 1999;

     - reviewed certain operating and financial information, including projections, provided to us by Wall's management relating to Wall's businesses and prospects;

     - met with certain members of Wall's senior management to discuss Wall's businesses, operations, historical and projected financial results and future prospects;

     - reviewed the historical prices, valuation parameters and trading volume of the common shares of Wall;

     - reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Wall;

     - reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Wall and the Transaction; and

     - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections provided to us by Wall. With respect to Wall's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Wall as to the expected future performance of Wall. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior managements of Wall that they are unaware of any facts that would make the information, including the projections, provided to us incomplete or misleading.

     In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Wall, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with Wall, and we have considered the results of such solicitation in rendering our opinion. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

     We have acted as a financial advisor to Wall in connection with the Transaction and will receive a fee for such services. In the ordinary course of business, Bear Stearns may actively trade the equity securities of Wall and/or NetManage for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is intended for the benefit and use of the Board of Directors of Wall and does not constitute a recommendation to the Board of Directors of Wall or any holders of Wall common stock as to whether to tender their shares in the tender offer or how to vote their shares in connection with the Merger. This opinion does not address Wall's underlying business decision to pursue the Transaction. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any tender offer document or proxy statement to be distributed to the holders of Wall common stock in connection with the Transaction.

     Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the shareholders of Wall.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.

                                          By: /s/ EDWARD RIMLAND
                                            ------------------------------------
                                                     Managing Director

                                                                         ANNEX B

                             WALL DATA INCORPORATED
                              11223 N.E. 122ND WAY
                           KIRKLAND, WASHINGTON 98304

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     The following information is being furnished to holders of the common stock, no par value (the "Common Stock"), of Wall Data Incorporated, a Washington corporation (the "Company"), in connection with the possible designation by NetManage, Inc., a Delaware corporation ("NetManage"), of at least a majority of the board of directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of October 20, 1999 (the "Merger Agreement"), by and among the Company, NetManage and NetManage Acquisition Corporation, a Washington corporation and wholly owned subsidiary of NetManage (the "Purchaser"). THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Common Stock. The Merger Agreement provides that promptly following the acquisition by the Purchaser pursuant to the Offer of not less than fifty-one percent (51%) of the shares of Common Stock outstanding on a fully diluted basis, NetManage shall be entitled to designate a majority of the members of the Company's Board of Directors. In addition, pursuant to the terms of the Merger Agreement, the Company has agreed to, upon the request of NetManage, increase the size of its Board of Directors and/or secure resignations to enable NetManage's designees to be elected to the Board of Directors.

     The information contained in this Annex B concerning the Purchaser has been furnished to the Company by NetManage, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

     As of October 25, 1999 there were issued and outstanding 10,189,969 shares of Common Stock, each of which entitles the holder to one vote.

                              BOARD OF DIRECTORS,
                  ACQUISITION DESIGNEES AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

     Certain information concerning directors of the Company as of October 25, 1999 is set forth below:

                 NAME                    AGE            PRINCIPAL OCCUPATION
                 ----                    ---            --------------------
Robert J. Frankenberg..................  52    Chairman of the Board of Directors Wall
                                               Data; President and Chief Executive
                                               Officer of Encanto Networks, Inc.
Jeffrey A. Heimbuck....................  53    Former President and Chief Executive
                                               Officer of Inmac Corporation
Henry N. Lewis.........................  60    Managing Director and Principal of
                                               Computer Ventures Group Limited
David F. Millet........................  55    Managing Director of Gemini Investments
Steve Sarich, Jr.......................  78    President of 321 Investment Co. and
                                               President of C.S.S. Management Co.
Bettie A. Steiger......................  65    President and Founder of Steiger
                                               Associates
Kevin B. Vitale........................  41    President and Chief Executive Officer
Richard P. Fox.........................  52    Vice President Finance, Chief Financial
                                               Officer and Treasurer

     Robert J. Frankenberg has been Chairman of the Board since August 1997 and a Director of the Company since December 1996. Since June 1997, Mr. Frankenberg has been President and Chief Executive Officer of Encanto Networks, Inc., a company that develops and markets Internet products. Mr. Frankenberg was Chief Executive Officer and President of Novell, Inc. from April 1994 to August 1996, and Chairman of the Board of Novell, Inc. from August 1994 to August 1996. From February 1991 to April 1994 he was Vice President, General Manager of Hewlett-Packard Company's ("H-P") Personal Information Products Group. Prior to February 1991 he led H-P's Information Networks Group and Information Systems Group. Mr. Frankenberg currently serves on the Board of Directors of Caere Corporation, Daw Technologies, Inc., Electroglas, Inc., National Semiconductor Corporation and Secure Computing Corporation. Mr. Frankenberg also serves on the advisory board of the Sundance Film Festival and the Board of Trustees of Westminster College.

     Jeffrey A. Heimbuck has been a Director of the Company since December 1996. From July 1992 through July 1996, Mr. Heimbuck was President and Chief Executive Officer of Inmac Corporation. Prior to Inmac Corporation, he was President of Quantum Commercial Products, a division of Quantum Corporation, manufacturer of Winchester disk drives.

     Henry N. Lewis has been a Director of the Company since January 1993. Since 1976, Mr. Lewis has been a Managing Director and a principal in Computer Ventures Group Limited, a London-based investment company investing primarily in the computer industry. Mr. Lewis is also a director of Action Computer Supplies Limited, Action Computer Supplies Holdings, p.1.c. and CVG Investments Limited.

     David F. Millet has been a Director of the Company since October 1992. Since 1997, he has served as Managing Director of Gemini Investors, a private investment firm, and since 1988, he has also served as President of Chatham Venture Corporation, an investment advisory company. He is also President and a director of Thomas Emery & Sons, LLC, a private investment company, and Chairman of Holographix, Inc., a manufacturer of holographic optical components and systems. Mr. Millet is also a director of View Tech, Inc., National Telemanagement Corporation and Mohawk Metal Products.

     Steve Sarich, Jr. has been a Director of the Company since June 1991. He has been President of 321 Investment Co., a venture capital company, since 1980 and President of C.S.S. Management Co., a management company, since 1986. Mr. Sarich is also a director of Cyclopss Corporation and Flo Scan Instrument Company.

     Bettie A. Steiger has been a Director of the Company since May 1995. She is President and Founder of Steiger Associates, a consulting firm which specializes in business management and strategic marketing. From June 1988, Ms. Steiger served in various capacities at Xerox Corporation ("Xerox"). She served as a Principal for Xerox's Market and Technology Innovation Group ("MTI") from June 1992 until July 1998. MTI sponsors new business initiatives for Xerox based on emerging technologies invented at Xerox. From December 1990 to June 1992, Ms. Steiger was Worldwide Marketing Resident at Xerox's Palo Alto Research Center. Formerly, Ms. Steiger was Vice President, Videotex, of the Gartner Group and the Executive Director of the Association for Information and Image Management. She is a founding member of Source Telecomputing Corporation ("The Source"). Ms. Steiger is also a director of Alumnae Resources, ISIM, Inc., PubWeb.com, Inc., and B-Linked, Inc.

     Kevin B. Vitale has been a Director and Chief Operating Officer of the Company since July 1997. Mr. Vitale served as Executive Vice President of the Company from April 1996 to July 1997 and Vice President, Operations and Services from July 1993 to April 1996. Prior to joining the Company, Mr. Vitale was Vice President, Corporate Quality and Customer Service of NetFRAME Systems Incorporated from July 1989 to July 1993. Mr. Vitale also serves as a director and the chairman of the Long Range Planning Committee for the Washington Software Association. He is also a founding member of the Technical Support Alliance Network ("TSANet"), where he served as a board member and Treasurer for the past four years.

     Mr. Fox has been a director since September 1999 and Vice President Finance, Chief Financial Officer and Treasurer of the Company since April 1998. Immediately prior to joining the Company, Mr. Fox was Senior Vice President of PACCAR Inc. from March 1997 to January 1998. Prior to that, he was with Ernst & Young LLP, becoming a partner in 1979. His last position was managing partner of the firm's Seattle office. Mr. Fox serves on the Board of Trustees of the Seattle Repertory Theatre and the Seattle Repertory Theatre Foundation.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

     The Merger Agreement provides that promptly upon the purchase by the Purchaser pursuant to the Offer of such number of Shares which satisfies the Minimum Condition (as defined in the Merger Agreement), NetManage shall be entitled to designate a majority of the number of members of the Board. The Company will, upon request of NetManage, promptly increase the size of the Board and/or secure the resignations of such number of its incumbent directors as is necessary to enable the nominees designated by NetManage to be elected to the Board.

     To date, NetManage has not provided the Company with the names of those people it intends to nominate. It is expected that the NetManage designees may assume office at any time following the purchase by Purchaser of such number of shares which satisfies the Minimum Condition, which purchase cannot be earlier than November 24, 1999, and that, upon assuming office, the NetManage designees will thereafter constitute at least a majority of the Board.

BOARD COMMITTEES AND MEETINGS

     During the last fiscal year, there were six meetings of the Board of Directors. All Directors attended at least 75% of the meetings of the Board of Directors and of the committees of which they were members.

     The Board of Directors has established an Acquisition Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. Each of these committees is responsible to the full Board of Directors. The functions performed by these committees are summarized below.

     Acquisition Committee. The Acquisition Committee formulates the Company's acquisition strategy for review and approval by the Board of Directors. The members of this committee are Mr. Frankenberg, Mr. Fox and Mr. Vitale. The Acquisition Committee met once in the last fiscal year.

     Audit Committee. The Audit Committee reviews the scope and results of the annual independent audit of the Company's books and records and reviews the Company's finance and accounting policies. The members of this committee are Mr. Lewis, Mr. Heimbuck and Mr. Millet. The Audit Committee met four times in the last fiscal year.

     Compensation Committee. The Compensation Committee administers certain of the Company's incentive compensation plans and establishes certain policies relating to such plans and other compensation and benefit matters. This committee also establishes salaries, incentives and other forms of compensation for executive officers. The members of this committee are Ms. Steiger, Mr. Frankenberg, Mr. Millet and Mr. Sarich. The Compensation Committee met six times in the last fiscal year.

     Nominating Committee. The Nominating Committee makes recommendations to the Board of Directors regarding the size and composition of the Board of Directors and nominees for Director. The members of this committee are Mr. Lewis and Ms. Steiger. The Nominating Committee met once in the last fiscal year. The Nominating Committee does not consider nominees recommended by security holders.

DIRECTORS' COMPENSATION

     Directors who are employees of the Company do not receive any fee for their services as Directors. Directors who are not employees of the Company are paid a $10,000 annual retainer plus $1,000 per meeting and $500 per telephonic meeting of the Board of Directors and are reimbursed for their expenses incurred in attending meetings. Non-employee Directors who are members of a committee of the Board are paid $1,000 per committee meeting and $500 per telephonic meeting and are reimbursed for their expenses incurred in attending committee meetings. In addition, Mr. Frankenberg receives an annual cash retainer of $50,000 per year for his services as Chairman of the Board.

     Non-employee Directors are compensated for service on the Boards of Directors of subsidiaries of the Company. They are paid an annual retainer of $10,000 and $1,000 per day for attending subsidiary Board or committee meetings that are not held on the same day as a Company Board or Committee meeting at which the Director is in attendance. The Company compensates Directors for services rendered at the request of the Company other than at or in preparation for Board of Directors meetings or Committee meetings at the rate of $1,000 per diem. In the fiscal year ending April 30, 1999, no payments were made for such services.

     Non-employee Directors also receive stock option grants under the Company's 1993 Stock Option Plan for Non-Employee Directors (the "Directors Plan"). Each new non-employee Director upon election or appointment to the Board of Directors receives an initial option to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value per share of Common Stock on the grant date. In addition, each non-employee Director automatically receives an annual grant of options to purchase 2,500 shares of Common Stock at each annual meeting of shareholders at which he or she is reelected or continues as a Director at an exercise price per share equal to the fair market value per share of Common Stock on the grant date. Options granted to non-employee Directors upon their initial appointment or election will become fully vested and exercisable four years from the date of grant, with 25% of the total option becoming fully vested and exercisable on the first anniversary date of the grant and 2.0833% becoming fully vested and exercisable each month thereafter. The annual options granted as of each annual meeting of shareholders (including the 1999 Annual Meeting) will vest and become exercisable upon the date of the next annual meeting of shareholders. Options granted under the Directors Plan generally expire five years from the grant date.

     In addition, in consideration of Mr. Frankenberg's assumption of the position of Chairman of the Board, Mr. Frankenberg received a one-time option under the Directors Plan to purchase 30,000 shares of Common Stock at an exercise price equal to the fair market value per share of Common Stock on October 28, 1997, the grant date. This option vests over three years, one-third at each anniversary date, so long as Mr. Frankenberg continues serving as Chairman of the Board. This option terminates six years from the date of grant, except that early termination shall be based on Mr. Frankenberg's service as the Company's outside Chairman of the Board rather than on his service as a director.

EXECUTIVE OFFICERS

     Certain information concerning executive officers of the Company as of October 25, 1999 is set forth below:

                 NAME                    AGE            PRINCIPAL OCCUPATION
                 ----                    ---            --------------------
Kevin B. Vitale........................  42    President and Chief Executive Officer
Richard P. Fox.........................  52    Vice President Finance, Chief Financial
                                               Officer and Treasurer
Craig E. Shank.........................  40    Vice President, General Counsel and
                                               Secretary
Roger C. Fairchild.....................        Vice President, Worldwide Sales and
                                               Service
Kerry D. Palmer........................  47    Corporate Controller and Assistant
                                               Secretary

     Mr. Vitale has been a Director and Chief Operating Officer of the Company since July 1997. He served as Executive Vice President of the Company from April 1996 to July 1997 and Vice President, Operations and Services from July 1993 to April 1996. Prior to joining the Company, Mr. Vitale was Vice President, Corporate Quality and Customer Service of NetFRAME Systems Incorporated from July 1989 to July 1993. Mr. Vitale also serves as a director and the chairman of the Long Range Planning Committee for the Washington Software Association. He is also a founding member of the Technical Support Alliance Network, where he served as a board member and Treasurer for the past five years.

     Mr. Fox has been a director since September 1999 and Vice President Finance, Chief Financial Officer and Treasurer of the Company since April 1998. Immediately prior to joining the Company, Mr. Fox was Senior Vice President of PACCAR Inc. from March 1997 to January 1998. Prior to that, he was with Ernst & Young LLP, becoming a partner in 1979. His last position was managing partner of the firm's Seattle office. Mr. Fox serves on the Board of Trustees of the Seattle Repertory Theatre Foundation.

     Mr. Shank joined the Company as General Counsel in March 1998 and was elected Vice President, General Counsel and Secretary of the Company in May 1998. Prior to joining the Company, he was a lawyer with the Perkins Coie LLP law firm from November 1986 to May 1998, becoming a partner in January 1993.

     Mr. Fairchild has been Vice President, Worldwide Sales and Service since September 1999. Prior to that, he held positions of Vice President, Customer Service and Vice President, Internet Business Development since joining the Company in October 1997. From September 1994 through September 1997, Mr. Fairchild was Vice President, Sales and Marketing at Muzak Limited Partnership.

     Mr. Palmer joined the Company in December 1988 and has served as Corporate Controller and Assistant Secretary since October 1994.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth certain information, as of October 25, 1999, known to the Company regarding the beneficial ownership of Common Stock by (i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each director of the Company; (iii) each of the Company's executive officers who earned in excess of $100,000 from the Company during fiscal 1998 (together, the "Named Officers"); and (iv) all directors and executive officers as a group. The business address of each of the following persons is 11332 N.E. 122nd Way, Kirkland, Washington 98034. The following table does not reflect the effect of accelerated vesting as a result of the Offer. See "Item 3: Identity and Background" in the accompanying Schedule 14D-9.

                                                               AMOUNT AND
                                                               NATURE OF        PERCENT OF
                                                               BENEFICIAL      COMMON STOCK
            NAME AND ADDRESS OF BENEFICIAL OWNER              OWNERSHIP(1)    OUTSTANDING(2)
            ------------------------------------              ------------    --------------
State of Wisconsin Investment Board(3)
  P.O. Box 7842
  Madison, WI 53707.........................................   1,200,700            11.8%
George B. Bjurman & Associates and
Owen Thomas Barry III(4)
  10100 Santa Monica Blvd
  Los Angeles, CA 90067.....................................     632,868             6.2%
Dimensional Fund Advisors, Inc.(5)
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401....................................     522,500             5.1%
Robert J. Frankenberg(6)....................................      35,989               *
Jeffrey A. Heimbuck(7)......................................      10,989               *
Henry N. Lewis(8)...........................................      47,573               *
David F. Millet(9)..........................................      12,239               *
Steve Sarich, Jr.(10).......................................     148,109             1.5%
Bettie A. Steiger(11).......................................      13,989               *
Kevin B. Vitale(12).........................................     129,000             1.3%
Richard P. Fox(13)..........................................      54,232               *
Craig E. Shank(14)..........................................      17,266               *
All directors and officers as a group (11 persons)(15)......   2,845,112            27.2%

---------------
  *  Less than 1%.

 (1) Based on publicly available information as of October 25, 1999.

 (2) Percentage ownership is based upon 10,189,969 shares of Common Stock outstanding as of October 25, 1999.

 (3) Based on publicly available information as of October 25, 1999.

 (4) Based on publicly available information as of October 25, 1999. George B. Bjurman & Associates, George Andrew Bjurman and Owen Thomas Barry III share voting and dispositive power of the 632,868 shares and are beneficial owners of those shares.

 (5) Based on publicly available information as of October 25, 1999.

 (6) Represents options for 30,989 shares of Common Stock that are exercisable within 60 days of October 25, 1999.

 (7) Represents options for 10,989 shares of Common Stock that are exercisable within 60 days of October 25, 1999.

 (8) Includes 40,334 shares of Common Stock held of record by CVG Investments Limited, a substantial majority of the capital stock of which is owned by Mr. Lewis and members of his family. Also includes options for 7,239 shares of Common Stock that are exercisable within 60 days of October 25, 1999.

 (9) Includes 5,000 shares of Common Stock held of record by Chatham Venture Corporate Profit Sharing Plan & trust, held indirectly by Mr. Lewis. Also includes options for 7,239 shares of Common Stock that are exercisable within 60 days of October 25, 1999.

(10) Includes options for 7,239 shares of Common Stock that are exercisable within 60 days of October 25, 1999.

(11) Represents options for 10,989 shares of Common Stock that are exercisable within 60 days of October 25, 1999.

(12) Represents options for 126,000 shares of Common Stock that are exercisable within 60 days of October 25, 1999.

(13) Includes options for 30,045 shares of Common Stock that are exercisable within 60 days of October 25, 1999, and 2,187 shares of Common Stock purchased pursuant to the Company's Employee Stock Purchase Plan.

(14) Includes options for 16,666 shares of Common Stock that are exercisable within 60 days of October 25, 1999.

(15) Includes options for 265,330 shares of Common Stock that are exercisable within 60 days of October 25, 1999.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation received by the Named Officers for the following periods: (1) the fiscal year ended April 30, 1999 ("Fiscal 1999"), (2) the four-month period from January 1, 1998 transitioning the Company's fiscal year from a calendar year to a fiscal year ending April 30 (the "1998 Four-Month Period"), (3) the fiscal year ended December 31, 1997 ("Fiscal 1997") and (4) the fiscal year ended December 31, 1996 ("Fiscal 1996"). This information includes the dollar values of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred. The Company does not grant stock appreciation rights and has no long-term compensation benefits other than stock options.

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                             1998 FOUR-MONTH PERIOD AND   ------------
                                                ANNUAL COMPENSATION        SECURITIES
                                             --------------------------    UNDERLYING     ALL OTHER
                                                      SALARY     BONUS      OPTIONS      COMPENSATION
        NAME AND PRINCIPAL POSITION          YEAR      ($)      ($)(1)        (#)           ($)(2)
        ---------------------------          -----   --------   -------   ------------   ------------
Kevin B. Vitale............................  1999    $280,417   $   101      74,000         $1,112
President and Chief Executive Officer        4 mos     70,000       -0-         -0-            602
                                             1997     203,750    37,976      65,000            306
                                             1996     175,000    55,000      30,000            198
John R. Wall...............................  1999     333,333       101     117,000          1,112
President and Chief Executive Officer(3)     4 mos     75,000       -0-         -0-            602
                                             1997     218,750    40,689      80,000            306
                                             1996     193,750    55,000      52,500(4)         198
Richard P. Fox.............................  1999     200,000       101      10,000          1,671
Vice President Finance,                      4 mos     43,747       -0-         -0-             64
Chief Financial Officer and Treasurer(5)
Barry Horn.................................  1999     154,799    81,947         -0-          1,694
Vice President Worldwide Sales(6)            4 mos     58,333       -0-      10,000            950
                                             1997      43,750    32,108      40,000            216
Craig E. Shank.............................  1999     185,000       101         -0-            234
Vice President, General Counsel              4 mos     54,110       -0-      40,000            602
and Secretary(7)

---------------
(1) In 1999, for all officers except Mr. Horn, such amounts represent payments under the Company's Holiday Bonus Program, in which all of the Company's employees participate; with respect to Mr. Horn, $81,896 represents sales incentive bonuses and $101 represents a holiday bonus. With respect to prior periods, such bonus amounts represent payments under the Company's Management Incentive Plan.

(2) For all officers, amounts represent group term life premiums paid by the Company during Fiscal 1999, the 1998 Four-Month Period, Fiscal 1997 and Fiscal 1996, a $500 travel benefit for each of the officers' spouses during the 1998 Four-Month Period and a $777 travel benefit for each of the officers' spouses, with the exception of Mr. Shank's spouse, during Fiscal 1999.

(3) Mr. Wall resigned his position as President and Chief Executive and resigned from the board of directors in August, 1999.

(4) Options granted in 1996 include the repricing of options granted in 1994 that were canceled in connection with an exchange of options with exercise prices in excess of the then fair market value for new options with exercise prices equal to the then fair market value.

(5) Mr. Fox's employment with the Company commenced April 8, 1998.

(6) Mr. Horn's employment with the Company commenced on October 3, 1997 and terminated on February 26, 1999.

(7) Mr. Shank's employment with the Company commenced March 30, 1998.

STOCK OPTION GRANTS DURING FISCAL 1999

     The following table sets forth information concerning the grant of stock options during Fiscal 1999 to the named executive officers.

                        OPTION GRANTS DURING FISCAL 1999

                                            INDIVIDUAL GRANTS
                             -----------------------------------------------
                                           PERCENT OF                                       POTENTIAL REALIZABLE VALUE
                             NUMBER OF       TOTAL                    FAIR                  AT ASSUMED ANNUAL RATES OF
                             SECURITIES     OPTIONS                  MARKET                  STOCK PRICE APPRECIATION
                             UNDERLYING    GRANTED TO    EXERCISE   VALUE ON                   FOR OPTION TERM(4)(5)
                              OPTIONS     EMPLOYEES IN    PRICE     DATE OF    EXPIRATION   ---------------------------
           NAME              GRANTED(#)   FISCAL 1999     ($/SH)     GRANT        DATE         5%($)          10%($)
           ----              ----------   ------------   --------   --------   ----------   ------------   ------------
John R. Wall...............    75,000(1)      9.1%        $13.69       --           --       $  645,718     $1,636,375
                               42,000(2)      5.1          13.69       --           --        1,097,488      2,088,145
Kevin B. Vitale............    50,000(1)      6.0          13.69       --           --          430,478      1,090,917
                               24,000(2)      2.9          13.69       --           --          786,418      1,446,857
Richard P. Fox.............    10,000(3)      1.2          13.69       --           --           86,096        218,183
Barry Horn.................        --          --             --       --           --               --             --
Craig E. Shank.............        --          --             --       --           --               --             --

---------------
(1) Option becomes fully vested and exercisable four years from December 16, 1998, with 25% of the total option becoming fully vested and exercisable on December 16, 1999 and 2.0833% becoming fully vested and exercisable each month thereafter so long as employment with the Company continues. Upon the occurrence of certain business combination transactions, the exercisability of the options is accelerated.

(2) Option becomes fully vested and exercisable four years from May 20, 1998, with 25% of the total option becoming fully vested and exercisable on May 20, 1999 and 2.0833% becoming fully vested and exercisable each month thereafter so long as employment with the Company continues. Upon the occurrence of certain business combination transactions, the exercisability of the options is accelerated.

(3) Option becomes fully vested and exercisable four years from April 8, 1998, with 25% of the total option becoming fully vested and exercisable on April 8, 1999 and 2.0833% becoming fully vested and exercisable each month thereafter so long as employment with the Company continues. Upon the occurrence of certain business combination transactions, the exercisability of the options is accelerated.

(4) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates required by applicable regulations of the SEC and are therefore not intended to forecast possible future appreciation, if any, of the Common Stock price. Assumes all options are exercised at the end of their respective 10-year terms. Actual gains, if any, on stock option exercises depend on the future performance of the Common Stock and overall stock market conditions, as well as the option holders' continued employment through the vesting period. The amounts reflected in this table may not be achieved.

(5) The increase in the market value of the holdings of all of the Company's shareholders over a 10-year period, based on 10,151,162 shares of Common Stock outstanding as of April 30, 1999, at assumed annual rates of appreciation of 5% and 10% from a base price of $15.625 per share (the closing market price as of April 30, 1999), would be $99,750,176 and $252, 786, 530, respectively.

OPTION EXERCISES DURING FISCAL 1999

     The following table sets forth information concerning the exercise of stock options during Fiscal 1999 by the named executive officers, and their options outstanding at the end of Fiscal 1999.

                 AGGREGATED OPTION EXERCISES DURING FISCAL 1999
                       AND FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                 OPTIONS AT               IN-THE-MONEY OPTIONS
                               SHARES                        FISCAL YEAR-END(#)         AT FISCAL YEAR-END($)(1)
                             ACQUIRED ON      VALUE      ---------------------------   ---------------------------
           NAME              EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----              -----------   -----------   -----------   -------------   -----------   -------------
John R. Wall...............    225,000     $3,076,875      62,499         227,834        $48,590       $397,364
Kevin B. Vitale............     -0-           -0-          68,276         168,976         48,025        285,498
Richard P. Fox.............     -0-           -0-          18,750          56,250         11,953         35,859
Barry Horn.................     -0-           -0-          13,332          36,668         -0-             4,375
Craig E. Shank.............     -0-           -0-          10,833          29,167          4,739         12,761

---------------
(1) Amounts equal the closing price of the Common Stock on April 30, 1999 ($15.625 per share), less the option exercise price, multiplied by the number of shares exercisable or unexercisable.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Company's executive compensation program is administered by the Compensation Committee, which is comprised of four non-employee Directors. The Compensation Committee works with management to develop compensation plans for the Company and is responsible for determining the compensation of each executive officer and reporting such compensation to the Board of Directors.

     The Company's executive compensation program is designed to align executive compensation with the Company's business objectives and the executive's individual performance, and to enable the Company to attract, retain and reward executive officers who contribute, and are expected to continue to contribute, to the Company's long-term success. In establishing executive compensation, the Compensation Committee is guided by the following principles: (i) the total compensation for executive officers should be sufficiently competitive with the compensation paid by other high-growth companies in the software industry for officers in comparable positions so that the Company can attract and retain qualified executives and (ii) individual compensation should include components that reflect the financial performance of the Company and the performance of the individual.

     The compensation of the Company's executive officers consists of a combination of base salary, bonuses and equity-based compensation. In general, the Company's compensation program favors bonuses based on operating profit and individual merit as opposed to salary increases. The Compensation Committee believes that executive compensation should be designed to motivate executives to increase shareholder value, and further believes that executive officers can best increase shareholder value through the Company's operating profit by conceiving, developing and positioning the best products in the Company's chosen markets. The Compensation Committee has also focused on maintaining total compensation packages that are adequate to retain executives for the Company.

     Compensation payments in excess of $1 million to the Chief Executive Officer or the other four most highly compensated executive officers are subject to a limitation on deductibility for the Company under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Certain performance-based compensation is not subject to the limitation on deductibility. The Compensation Committee does not expect cash compensation in fiscal 1999 to its Chief Executive Officer or any other executive officer to be in excess of $1 million. The Company's 1993 Plan is designed to qualify for the performance-based exception to the $1 million limitation on deductibility of compensation payments.

     Base Salary. The Compensation Committee sets the base salary for executive officers by reviewing the salaries for comparable positions in high-growth companies in the Company's industry, the historical compensation levels of the Company's executives and the executive's individual performance in the preceding year (based on the factors discussed under "Merit Bonus Program" below). The Compensation Committee utilizes salary surveys for reference purposes, but its salary determinations are not subject to specific criteria. For 1995 and 1996, base salary for Mr. Wall also reflected the Company's obligations under his employment agreement. See "Employment Contracts, Termination of Employment and Change of Control Arrangements." In fiscal 1999, the base salaries of the executive officers as a group were increased, based in part on the individual contributions of the executives and in part on the need to retain key executives, at an average rate of approximately 16.6%.

     Merit Bonus Program. Each year the Compensation Committee adopts a management incentive plan that reflects the Compensation Committee's belief that a portion of each executive officer's and other manager-level participant's compensation should be tied to the achievement by the Company of its profit goals and by each executive officer of his or her individual performance goals. The 1999 Executive Incentive Plan (the "1999 Incentive Plan"), set operating profit goals and a merit bonus pool. In addition, the 1999 Incentive Plan provided for both an increase and a decrease in the merit bonus pool as a function of the Company's actual operating profit. Under the 1997 Incentive Plan, executive officers are entitled to receive a bonus of between 40% and 50% of base salary if the Company achieved its profit goals for Fiscal 1999 and the individual executive met or exceeded his or her performance expectations. Based on the Company's performance during Fiscal 1999, the bonus pool was not funded and the executive officers did not receive a bonus.

     Stock-Based Compensation. Awards of stock options under the Company's stock option plans are designed to more closely tie the long-term interests of the Company's executives with those of its shareholders and to assist in the retention of executives. The Compensation Committee selects the executive officers, if any, to receive stock options and determines the number of shares subject to each option. The Compensation Committee's determination of the size of option grants is generally intended to reflect an executive's position with the Company and his or her contributions to the Company. Options generally have a four-year vesting period to encourage key employees to continue in the Company's employ. The Compensation Committee reviews the outstanding unvested options of the key executives from time to time and may grant additional options to encourage the retention of key executives. In fiscal 1999, a total of 201,000 options were granted to the executive officers.

     Chief Executive Officer Compensation. The compensation for Mr. Wall, the Company's former Chief Executive Officer, was determined based on the same policies and criteria as the compensation for the other executive officers. The Compensation Committee reviewed Mr. Wall's base salary and increased it to $325,000 from its 1998 level of $219,000. The Compensation Committee continued to utilize the 1999 Incentive Plan to tie Mr. Wall's compensation to shareholder value by encouraging him to meet and exceed the goals set forth in the Company's operating profit plan. The Compensation Committee also granted to Mr. Wall options to purchase 117,000 shares in fiscal 1999.

       The Compensation Committee
        Bettie A. Steiger
        Robert J. Frankenberg
        David F. Millet
        Steve Sarich, Jr.

STOCK PRICE PERFORMANCE

     The graph set forth below compares the cumulative total return on the Common Stock with the cumulative total returns of the NASDAQ Total U.S. Index and the NASDAQ Computer and Data Processing Index, resulting from an initial assumed investment of $100 in each and assuming the reinvestment of any dividends, for the period beginning on the date of the Company's initial public offering on March 15, 1993 and ending on April 30, 1999. Stock price performance shown in the Performance Graph for the Common Stock is historical and not necessarily indicative of future price performance.

                               PERFORMANCE GRAPH
                  COMPARISON OF CUMULATIVE TOTAL RETURN AMONG
                     WALL DATA, NASDAQ TOTAL U.S. INDEX AND
                   NASDAQ COMPUTER AND DATA PROCESSING INDEX

                                                   NASDAQ COMPUTER AND
                                                  DATA PROCESSING INDEX      NASDAQ TOTAL U.S. INDEX            WALL DATA
                                                  ---------------------      -----------------------            ---------
3/15/93                                                  100.00                      100.00                      100.00
12/31/93                                                 100.00                      112.00                      176.00
12/31/94                                                 122.00                      109.00                      175.00
12/31/95                                                 185.00                      155.00                       73.00
12/31/96                                                 229.00                      190.00                       66.00
12/31/97                                                 281.00                      233.00                       60.00
4/30/98                                                  374.00                      277.00                       68.00
4/30/99                                                  571.00                      376.00                       69.00

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL
ARRANGEMENTS

     In January 1999, the Company entered into Employment and Change of Control Agreements with each of Messrs. Wall, Vitale, Fox and Shank (the "Executives"). Each agreement provides that the Executive will be employed by the Company for a term of two years, with an automatic renewal for successive one-year terms unless cancelled upon twelve months' notice. Termination without cause or for good reason entitles the Executives to receive (1) two times base salary for Messrs. Wall and Vitale and one times base salary for Messrs. Fox and Shank, (2) a percentage of base salary equal to the Executive Incentive Plan percentage for the prior fiscal year and (3) COBRA premiums for eighteen months. In the event of termination due to change of control, the Executives will receive the benefits above, except that the salary multiple for Messrs. Wall and Vitale is two and one-half and for Messrs. Fox and Shank is one and one-half.

     Upon a merger (other than a merger of the Company in which the holders of Common Stock immediately prior to the merger have the same proportionate ownership of common stock in the surviving corporation immediately after the merger), consolidation, acquisition of property or stock, separation, reorganization (other than a mere reincorporation or the creation of a holding company) or liquidation of the Company, as a result of which the Company's shareholders receive cash, stock or other property in exchange for or in connection with their shares of Common Stock, options granted under the 1983 and the 1993 Amended and Restated Stock Option Plans will terminate (with certain exceptions), but the optionee will have the right immediately prior to any such merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation to exercise his or her option in whole or in part whether or not the vesting requirements set forth in the option agreement have been satisfied.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On April 14, 1999, the Company loaned $860,000 to John R. Wall, the Company's former CEO, which loan is to be repaid by Mr. Wall in accordance with the terms of a promissory note by Mr. Wall in favor of the Company (the "Note"). The Note accrues interest at a rate of 5.28% per year. The accrued interest is due on April 15, 2000, April 15, 2001 and April 15, 2002, and the principal amount of the Note and any unpaid interest is due on April 15, 2003. The Note will become due and immediately payable upon any disposition by Mr. Wall of his shares of the Company's Common Stock. As of August 18, 1999, the entire principal amount remained outstanding.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's Directors and executive officers, and persons who own more than 10% of a registered class of the Company's securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, Directors and greater-than-10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that, during the year ended December 31, 1998, its executive officers, Directors and greater-than-10% shareholders complied with all Section 16(a) filing requirements.

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                             DESCRIPTION
-----------                          -----------
Exhibit 1.   Offer to Purchase, dated October 27, 1999.+
Exhibit 2.   Letter of Transmittal.+
Exhibit 3.   Agreement and Plan of Merger, dated as of October 20, 1999, by and among the Company, Parent and Purchaser.+
Exhibit 4.   Employment and Change in Control Agreement, dated January
             21, 1999 between the Company and Kerry D. Palmer.*
Exhibit 5.   Restated 1993 Stock Option Plan, as amended.*
Exhibit 6.   Restated 1993 Stock Option Plan for Non-Employee Directors,
             as amended.*
Exhibit 7.   Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Kevin B. Vitale.+
Exhibit 8.   Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Richard P. Fox.+
Exhibit 9.   Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Craig E. Shank.+
Exhibit 10.  Employment Agreement, dated as of October 20, 1999, by and among the Company, Parent and Kerry D. Palmer.+
Exhibit 11.  Press Release, issued by Parent and the Company on October
             21, 1999.+
Exhibit 12.  Opinion of Bear Stearns, dated October 20, 1999 (attached hereto as Annex A).*

---------------
* Filed herewith.

+ Filed as an exhibit to Parent's and Purchaser's Tender Offer Statement on
  Schedule 14D-1, dated October 27, 1999, and incorporated herein by reference.